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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 26 2018
Washington DC
408

SEC FILE NUMBER
8- 33594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EMPIRE INVESTMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136-20 38TH AVENUE SUITE 9E
(No. and Street)

FLUSHING	**New York**	**11354**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lian Huo Wu **(718) 445-2313**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Boulevard Suite 100	**Katy**	**TX**	**77450**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

DB

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Lian Huo Wu**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Empire Investment, Inc.**, as of **December 31**, 20 **17**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 19

Signature

President

Title

Dierdre Steinhaus Ainbinder

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE INVESTMENT, INC.

Financial Statements and Supplemental Schedules

December 31, 2017

(With Independent Auditor's Report Thereon and Supplemental Reports)

EMPIRE INVESTMENT, INC.

December 31, 2017

Table of Contents

Bryant A. Gaudette, CPA

INDEPENDENT AUDITOR'S REPORT

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
Empire Investment, Inc.
136-20 38TH Ave. Suite 9E
Flushing NY 11354

Opinion on The Financial Statements

We have audited the statement of financial condition of Empire Investment, Inc. (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

We have served as Empire Investment, Inc.'s auditor since December 31, 2017.

Katy, TX 77450

March 21, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

EMPIRE INVESTMENT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash	$	5,219
Due from clearing broker		120,717
Securities owned, at market		3
TOTAL ASSETS	$	125,939
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	23,619
TOTAL LIABILITIES		23,619
Commitments and contingent liabilities		
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		164,388
Paid-in capital		650,337
Deficit		(712,405)
Total stockholder's equity		102,320
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	125,939

The accompanying notes are an integral part of these financial statements.

EMPIRE INVESTMENT, INC.

STATEMENT OF REVENUE AND EXPENSES

For the Year Ended December 31, 2017

Revenues:		
Commissions revenue	$	214,115
Gain(loss) on securities		101
Other income		9,833
Interest income		17,008
Total Revenues		241,057
Expenses:		
Payroll and employee benefits		129,101
Clearing fees		71,325
Occupancy		49,936
Communications		21,009
Travel and entertainment		11,894
Professional fees		10,072
Office expense and supplies		5,250
Regulatory fees		3,630
Insurance		2,169
Other expenses		2,169
Total Expenses		306,555
Net loss	$	(65,498)

The accompanying notes are an integral part of these financial statements.

EMPIRE INVESTMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2017

	Common Stock		Additional Paid-in		
	Shares	Amount	Capital	Deficit	Totals
Balances at January 1, 2017	200	$ 164,388	$ 584,337	$ (646,907)	$ 101,818
Contribution from shareholder	-	-	66,000	-	66,000
Net loss	-	-	-	(65,498)	(65,498)
Balances at December 31, 2017	200	$ 164,388	$ 650,337	$ (712,405)	$ 102,320

The accompanying notes are an integral part of these financial statements.

EMPIRE INVESTMENT, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(65,498)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Clearing deposit		(357)
Securities owned		144
Accounts payable and accrued expenses		(7,084)
NET CASH USED BY OPERATING ACTIVITIES		(72,795)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		66,000
NET CHANGE IN CASH		(6,795)
CASH		
Beginning of year		12,014
End of year	$	5,219
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$	-
Cash paid for income taxes	$	387

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Empire Investment, Inc. (the "Company"), a New York S Corporation formed in 1984, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Nature of Business

The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis, and by participating in private placements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis. The cost of leasehold improvements is depreciated over the estimated useful lives of the related assets or the term of the related lease, whichever is shorter.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Customer securities transactions are reported on a settlement date basis with related commission fee income and expenses also reported on a settlement date basis. There is no material difference from reporting on a trade date basis.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

<u>Subsequent Events</u>

The Company has evaluated subsequent events through March 21, 2018, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.

NOTE 3 – INCOME TAXES

The Company has elected "S Corporation" status with the Internal Revenue Service and state taxing authorities. The stockholder includes the "S Corporation" income or loss in his individual tax return, and accordingly, no federal or state income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $102,317, which was $97,317 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1.

NOTE 5 – OFF BALANCE SHEET RISK

Pursuant to a Clearing Agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company pays rent for office space to a related party. Rental payments are $3,000 per month. During 2017 the Company was billed $36,000 in rent.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

EMPIRE INVESTMENT, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

NET CAPITAL:		
Stockholder's equity		$ 102,320
Less non-allowable assets and deductions:		
Haircuts on securities	3	
		3
NET CAPITAL		$ 102,317
AGGREGATE INDEBTEDNESS, total liabilities		$ 23,619
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 1,575
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL ($102,317 - $5,000)		$ 97,317
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	23,619	
NET CAPITAL	102,317	23.08%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2017	$	102,320
Adjustments		
Increase (Decrease) in Equity	$	-
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	(3)
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	102,317
Reconciled Difference	$	-

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

EMPIRE INVESTMENT, INC.

SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2017

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2017

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Lian-Huo Wu
Empire Investment, Inc.
136-20 38TH Ave. Suite
9E
Flushing, NY 11354

Dear Lian-Huo Wu:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Empire Investment, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Empire Investment, Inc. claims exemption from 17 C.F.R. §240.15c3-3. Empire Investment, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Empire Investment, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Empire Investment, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

KATY, TX 77450

March 21, 2018

Empire Investment Inc.

136-20 38th Avenue
Suite 9E
Flushing, New York 11354
Tel: (718)445-2313, Fax: (718)445-2318

February 5, 2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Empire Investment, Inc.

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Lian Huo Wu   2/15/18
President   Date
Empire Investment, Inc.

EMPIRE INVESTMENT, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTAL REPORT ON
SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2017

Supplemental report on SIPC assessment is not required because the Company had receipts less than $500,000.